December 11, 2019

Kathryn McKenzie
Vice President & Chief Financial Officer
Neogenomics, Inc.
12701 Commonwealth Drive, Suite 9
Fort Myers, FL 33913

       Re: Neogenomics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           File No. 001-35756

Dear Ms. McKenzie:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services